TODD SHIPYARDS CORPORATION

ANNOUNCES QUARTERLY FINANCIAL RESULTS FOR

DECEMBER 30, 2007

VIA FACSIMILE	CONTACT: HILARY PICKEREL
TOTAL PAGES - 3	SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...February 06, 2008...Todd Shipyards Corporation (NYSE:TOD) announced financial results for the third quarter ended December 30, 2007. For the quarter, we reported net income of $2.9 million or $0.50 per diluted share on revenue of $39.1 million. For the prior year third quarter ended December 31, 2006, we reported net income of $2.4 million or $0.43 per diluted share on revenue of $44.2 million.

Our third quarter revenue of $39.1 million reflects a decrease of $5.1 million or 11% from the same period last fiscal year. The quarter to quarter decrease largely results from lower ship repair and new construction volumes.

For the quarter ended December 30, 2007, we reported operating income of $3.5 million. In the prior year quarter ended December 31, 2006, we reported operating income of $2.7 million. The increase in operating income in the third quarter of fiscal 2008 versus the third quarter of the prior year primarily results from a year-on-year decrease in the share of total work volumes executed under fixed price contracts, which were characterized by higher costs as a percentage of revenue, and cost increases on certain fixed price projects.

We reported investment and other income of $0.8 million and $1.1 million for the quarters ended December 30, 2007 and December 31, 2006, respectively.

For the third quarter ended December 30, 2007, we reported income before income taxes of $4.3 million and recorded $1.4 million of federal income tax expense, resulting in net income for the period of $2.9 million. For the prior year third quarter ended December 31, 2006, we reported income before income taxes of $3.7 million and recorded $1.3 million in federal income tax expense, resulting in net income reported for the period of $2.4 million.

Year to Date Results

For the nine months ended December 30, 2007, we reported net income of $3.0 million or $0.54 per diluted share on revenue of $102.8 million. For the prior year nine months ended December 31, 2006, we reported net income of $1.9 million or $0.33 per diluted share on revenue of $80.8 million.

Year to date revenue of $102.8 million reflects a $22.1 million, or 27% increase from the same period in the last fiscal year. The year on year increase largely results from higher ship repair and new construction volumes on a range of projects, including USS John C. Stennis, USCGC Polar Sea, NOAA Okeanos Explorer, Excavator Barge, USNS Flint and USNS Salvor.

For the nine months ended December 30, 2007, we reported operating income of $1.5 million which reflects a $1.1 million increase versus the same period in the prior fiscal year. The increase in operating income in the current year is driven by the increased ship repair and new construction volumes discussed above and lower costs as a percentage of revenue versus the prior year.

Investment and other income for the first nine months of fiscal year 2008 was $3.1 million, an increase of $1.0 million vesus the same period in the prior fiscal year which was primarily due to increased activity under an agreement under which we are leasing certain facilities and providing related services to Kiewit-General in connection with their construction of the Hood Canal Floating Bridge.

For the nine months ended December 30, 2007, we reported income before income taxes of $4.6 million and recorded federal income tax expense of $1.5 million, resulting in net income for the period of $3.0 million. For the same period in the prior year, we reported income before income taxes of $2.9 million and federal income tax expense of $1.0 million, resulting in net income reported for the period of $1.9 million.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended December 30, 2007 and December 31, 2006
(in thousands of dollars, except per share data)

A copy of our financial statements for the quarter ended December 30, 2007 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
December 30, 2007 and April 1, 2007
(in thousands of dollars)

12/30/07	04/01/07
ASSETS		
Cash and cash equivalents	$ 2,234	$ 2,908
Securities available-for-sale	15,192	15,416
Accounts receivable		
U.S. Government	1,963	5,742
Other	6,694	4,731
Costs and estimated profits in excess of billings on incomplete contracts	18,167	18,304
Inventory	1,484	1,518
Insurance receivable	217	217
Other current assets	2,846	3,485
Deferred taxes	836	1,330
Total current assets	49,633	53,651
Property, plant and equipment, net	31,072	32,021
Restricted cash	3,546	3,332
Deferred pension assets	20,500	20,681
Insurance receivable	8,989	9,278
Other long-term assets	2,011	1,494
Total assets	$ 115,751	$ 120,457
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accruals	$ 13,355	$ 17,845
Reserves for contract loss	869	1,973
Accrued payroll and related liabilities	2,289	2,142
Billings in excess of costs and estimated profits on incomplete contracts	4,411	2,443
Environmental and other reserves	217	217
Taxes payable other than income taxes	1,101	1,500
Income taxes payable	-	754
Total current liabilities	22,242	26,874
Environmental and other reserves	11,318	11,769
Accrued post retirement health benefits	9,493	10,171
Deferred taxes	5,278	5,261
Other non-current liabilities	2,300	2,379
Total liabilities	50,631	56,454
Stockholders' equity		
Common stock $.01 par value, authorized 19,500,000 shares, issued 11,828,305 shares at December 30, 2007 and 11,956,026 shares at April 1, 2007, and outstanding 5,757,621 shares at December 30, 2007 and 5,638,676 shares at April 1, 2007	118	120
Paid-in capital	38,486	40,273
Retained earnings	71,262	70,212
Accumulated other comprehensive loss	(758)	(827)
Treasury stock (6,070,684 shares at December 30, 2007 and 6,317,350 shares at April 1, 2007)	(43,988)	(45,775)
Total stockholders' equity	65,120	64,003
Total liabilities and stockholders' equity	$ 115,751	$ 120,457

A copy of our financial statements for the quarter ended December 30, 2007 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.